NOBLE HOUSE ENTERTAINMENT INC.

THREE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

Prepared as at November 24, 2005

Index

Overview	3
Summary of Results	3
Number of Common Shares	4
Business Environment	4
Risk Factors	4
Forward Looking Statements	4
Business Plan	4
Results of Operations	5
Liquidity and Capital Resources	7
Working Capital	7
Operating Cash Flow	7
Key Financing Activities	8
Key Contractual Obligations	8
Off Balance Sheet Arrangements	8
Transactions with Related Parties	9
Financial and Derivative Instruments	9
Critical Accounting Estimates	9
Evaluation of Disclosure Controls and Procedures	10
Outlook	10
Projects Initiatives	10
Current Outlook	13
Public Securities Filing	13

Management Discussion and Analysis

The following discussion and analysis by management of the 1st Quarter 2006 financial condition and financial results for Noble House Entertainment Inc. should be read in conjunction with the unaudited consolidated financial statements for the three months ended September 30, 2005 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2005.  The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada.  Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

This management discussion and analysis is prepared by management as at November 24, 2005. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “Noble House” have the same meaning unless otherwise stated and refer to Noble House Entertainment Inc. and its subsidiaries.

Overview

Summary of Results

During the quarter ended September 30, 2005, the Company’s subsidiary, Noble House Film & Television Inc. (“NHFT”), which is the operating arm of the Company, signed two agreements for development and revision of scripts and screen plays and also provided pre-production consulting services to another production company.

The following table summarizes financial information for the 1st quarter 2006 and the preceding seven quarters:

Fiscal year	2006	2005				2004
Quarters ended	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003

Total Revenue	-	5,031	-	-	-	-	25,698	21,260
Income from operations	-	5,031	-	-	-	-	-	-
Loss from continuing operations	(65,275)	(196,819)	(38,282)	(14,885)	(9,547)	(119,296)	(31,823)	(38,458)
Net loss per share - basic and diluted	(0.01)	(0.02)	0.00	0.00	0.00	(0.03)	(0.01)	(0.01)

Increase in losses in the quarters ended September 30, and June 30, 2005 were mainly due to operating expenses of NHFT, which became operational from February 2005.

Number of Common Shares and Warrants

As at September 30, 2005 and at November 24, 2005, the date of this report, the Company had 8,133,877 common shares issued and outstanding.  In addition, there were 3.5 million warrants issued and outstanding on these dates. The warrants are convertible into equal number of Common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006.

Business Environment

Risk Factors

Please refer to the Management discussion and analysis for the fiscal 2005 for detailed information as the economic and industry factors that are substantially unchanged.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

Our lack of substantial operating history;

The success of the exploration prospects, in which we have interests;

Uninsured risks;

The impact of competition;

The enforceability of legal rights;

The volatility of oil and gas prices;

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2005. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan

The Company’s business plan continues to become a fully integrated entertainment company focused on films and television properties.  The Company will initially focus on three major activities, development and licensing of film properties, providing production consulting including pre and post production and handling distribution.  However, as the Company accumulates enough funds through equity and revenues, it will also produce and co-produce its own films and television series.

Results of Operations

Three months ended September 30,	2005	2004
Income	-	-
Expenses	(65,275)	(9,547)
Net loss for period	(65,275)	(9,547)
Deficit at end of period	(4,863,534)	(4,798,259)

Overview

The following were the key events in the first quarter ended September 30, 2005 –

(a) The Company’s subsidiary, NHFT became fully operational with five consultants focusing on seeking strategic partners and production companies requiring its services and film properties.

(b)  NHFT signed up with two production companies to develop scripts for which it began receiving funds from the producers.

(c)  NHFT signed up with another production company under which it licensed its script and began providing pre-production consulting.  The revenue for the Company will come primarily from the sale proceeds from the distribution of the film.

There were no major operational activity during the first quarter ended June 30, 2004:

Income

The Company’s primary source of income is from the net sale proceeds of the films to which it licenses its film and provides production consulting and distribution services. Since the films for which the Company holds contracts are under various stages of development, no reasonable estimates can be made of potential sales proceeds. As a result, no income is accrued for services rendered to date. the costs of these services are not deferred until income generation can be reasonably established.

During the three months ended September 30, 2004, no income was generated since the Company had no operating activities.

Expenses

The overall analysis of the expenses is as follows:

Quarter ended September 30	2005	2004

Operating expenses	$60,275	$9,547
Amortisation of investment in film and television programs	5,000	-

	$65,275	$9,547

Operating Expenses

Consulting – (2006 quarter: $49,450, 2005 quarter: $nil)

Consulting fee mainly consisted of monthly fees paid to seven consultants working for NHFT, which became fully operational in March 2005. Two of the executives, Damian Lee, the CEO of the Company and president of NHFT and Lowell Conn, the vice president of NHFT were paid a total of $31,050 as per the terms of five-year consulting contracts

There was no operational activity and hence no consulting fee was paid during the quarter ended September 30, 2004.

Other operating costs (2006 quarter: $9,461, 2005 quarter: 1,978)

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

Significant increase in the fiscal 2006 quarter compared to the previous year’s quarter was mainly attributable to the new operational costs of NHFT of approximately $7,300. These costs included rent of $3,900 for new premises where the office of NHFT is located. The balance of the costs comprised expenses of approximately $800 recharged to the corporate office by Current Capital Corp., a shareholder corporation under an expense sharing agreement and $1,300 transfer agent’s fee.

The expenses for the 2005 quarter basically comprised transfer agent cost of $1,100 and the balance represented expenses recharged by Current Capital Corp.

Amortization of Investments in Film and Television Programs

The details are as follows:

	Scripts	Distibution contracts
Balance as at July 1, 2005	172,500	60,000
Acquired during year	-	-
Amortized during year	-	(5,000)
Balance as at June 30, 2005	172,500	55,000

The carrying value of the ten scripts was considered reflecting of their fair value given that two of these scripts have already been licensed under the agreements. No further amortisation was considered necessary on a film by film evaluation by the management.

The carrying value of distribution agreements has been amortised over 36 months on a straight line method as per the Company’s policy. The amortisation for the quarter reflected three months pro-rata amortisation. No further adjustment was considered necessary on the basis of the evaluation carried out by the management.

Liquidity and Capital Resources

Working Capital

As at September 30, 2005, the Company had a net working capital deficit of $254,971 compared to a working capital deficit of $194,696 as at September 30, 2004.

Significant increase in the deficit in 2006 quarter was due to additional funds provided by the shareholder corporations to meet the operating needs of NHFT and corporate office costs.

Cash on hand as at September 30, 2005 was $588.

The Company expects cash flow from some of the initiatives that have been taken by NHFT in generating revenue in the next fiscal year and also hopes to raise funds through private placements. However, meanwhile, it will continue to depend on its corporate shareholders to fund any deficit in its working capital requirements.

Operating Cash Flow

During the quarter ended September 30, 2005, net cash outflow of $78,195 from the operations was off set mainly by the net cash inflow of $77,154 advances from the shareholders and balance $1,041 from the cash on hand, resulting in a cash on hand of $588 at the end of the period.

Key Financing Activities

The Corporate shareholders, mainly Current Capital Corp., advanced a further sum of $77,154 towards the operating expenses.

Key Investing Activities

There were no new investment activities during the quarter.

Key Contractual Obligations

These are detailed in Note 11 – commitments and contingent liabilities to the consolidated financial statements for the quarter ended September 30, 2005

Legal case against the Company

A case was filed on August 10, 2005 in the Court in Florida against the Company and some of its current and past directors by a person alleging a liability of US$ 200,000 plus triple damages for failing to issue him common shares of the Company against the funds that he alleged to have paid in 1997.

The Company’s lawyer filed a motion to dismiss the case on October 12, 2005 for lack of jurisdiction.

Notwithstanding the above, the Company does not believe that the case is valid and has therefore made no provision in the financial statements against the claim.

Off balance sheet arrangements

At September 30, 2005 and 2004, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

NHFT signed an agreement with a production company owned by the executives of NHFT, under which the NHFT licensed its script and screen play, undertook to provide production consulting and handle world-wide distribution.  The Company would be entitled to a licence fee payable by way of assignment of gross North American sale to be produced by the said production Company subject to a maximum of US$500,000.  The executives owning the production Company would receive fees from the production Company for their services.  The Company would also be acting as main distributor for the film for which it will receive an agreed distribution commission as per industry standards.  The Company advanced a sum of $26,144 as at September 30, 2005 towards the production costs, which will be recovered from the production budget.

The Company has not given any guarantee or is otherwise responsible for any production costs or any other liabilities of the production Company.

Transactions with Related Parties

All transactions with related parties were entered on an arms length basis. Details of these transactions are:

i.  Current Capital Corp., a shareholder corporation where directors of the Company serve as consultants and is owned by one of the directors charged approximately $770 for the premises rent, telephone and other office expenses (2004 - $788).

ii.  Consulting fees include $18,000 of fees paid to a director (2004 - $Nil).

iii.  Rent of $3,900 (2004 - $Nil) is charged in respect of rent for premises owned by a director of the Company.

iv.  Included in accounts receivable and pre-payments is a sum of $26,144 advanced to a production company owned by the Chief Executive Officer and a director of the Company and an executive of NHFT.

v.  Included in accounts payable and accrued liabilities is a sum of $16,544 due to Current Capital Corp., where directors of the Company serve as consultant and which is owned by one of the directors of the directors of the Company and is a shareholder of the Company.

vi.  Included in accounts payable and accrued liabilities is a production advance of 17,900 from a production company in which a director of the Company and an executive of NHFT are the shareholders.

Financial and Derivative Instruments

None of the Company financial assets were interest bearing as at September 30, 2005.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended September 30, 2005 and 2004, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  The significant accounting policies used by the Company are same as those disclosed in Note 2 to the consolidated financial statements for the year ended June 30, 2005.  Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company.  The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the account policies during the quarter ended September 30, 2005.

Evaluation of Disclosure Control and Procedures

The term “disclosure controls and procedures” is defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, or the Exchange Act.  This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.  Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Projects initiatives

The following will outline the progress to date on all existing intellectual properties to which Noble House has ownership ties as well as projections of the projects moving forward.

KING OF SORROW

Written by Damian Lee, this screenplay is a psychological drama with strong suspense and physical elements.

The script of the film is owned by Noble House and is licensed for production to King of Sorrow Production Inc. for a licensing fee, which will be in the form of an assignment of North American sales subject to a maximum of US$ 500,000.

The film has been budgeted at $5,400,000USD.

Stars currently attached include Kim Coates, Billy Zane and Chazz Palminteri.  The film is now bonded by International Film Guarantors and has commenced production on November 22, 2005.

Holding distribution rights to King Of Sorrow Production allows Noble House Entertainment the ability to build out its domestic and international portfolio.

DUE PROCESS

Being co- produced with Toronto-based Otherwise Reasonable People Inc., Due Process is a low-budget cerebral legal suspense that completed its principal photography in September 2005 and is now going through post production stage, which is expected to complete by February 2006.  Written by Michael Hlinka and Lowell Conn, this film project is a co-production whereby production costs are funded by Otherwise Reasonable People Inc. and Noble House Film & Television Inc. lends script and production expertise alongside its distribution acumen.

At present, Noble House Film & Television retains a 30% net revenue stake in Due Process with the ability to increase its ownership potential through handling the physical distribution and earning the appropriate distribution sales commissions.

Due Process represents yet another important component toward Noble House’s distribution aspiration.  The project is a festival piece with straight-to-video or platform theatrical release potential.

FORGIVEN

Noble House Entertainment has continued to refine the screenplay for Forgiven, an intellectual action thriller.  The screenplay, which Noble House owns has been locked and the Company continues to seek star talent for the film.  There has been interest among a U.S. distributor in regard to pre-purchasing the American distribution rights, funding that would go toward the production of the film.  This film will be funded by way of a potential U.S. pre-sale, a Canadian pre-sale and a combination of provincial and federal labour rebates as well as Noble House equity, both in expertise and development funding.  Forgiven is anticipated to commence production in April of 2006.

SKIN TRADE aka THE TRADE

Skin Trade, an action thriller that will star Dolph Lundgren, has been developed in conjunction with Dolph Lundgren and is written by Damian Lee.  The film is anticipated to commence production in the February/March window of 2006.

CHOPIN

Anticipated to be a German-Canada co-production, the screenplay for Chopin is in final stages with small revisions anticipated over the coming months.  The film was originally projected to commence production in May of 2006 but this schedule may be pushed due to other Company activity.  The Company is currently in talks with an internationally renowned director/editor in regard to helming the piece.  Chopin’s screenplay is owned by Noble House.

STATUS QUO

A new project that is a satirical drama that looks at the Israel/Palestinian conflict in the Middle East.  The film is being developed in conjunction with Montreal-based Big Uncle Entertainment and is anticipated to be in production in calendar year 2006.

THE THIRD MIRACLE

Being produced in conjunction with Lone Runner Entertainment Inc., The Third Miracle chronicles the true stories of a disadvantaged Mexican little league team that won the Little League World Series in 1957.  The film was written by William Winokur.  Attached to direct is William Dear.  This film is anticipated to commence principal photography in July of 2006.

BOARDING SCHOOL

A project acquired by Noble House, Boarding School is a teen comedy that has been written by Mark Kowalsky from a story concept by Damian Lee and Lowell Conn.  A new draft of the screenplay has been completed with an eye toward locking a screenplay in early 2006.  Due to scheduling conflicts in regard to the rest of the Noble House line up, this film will not enter principal production until late 2007.

THOSE WHO WILL aka THE RIGHTEOUS

A project owned by Noble House. The Righteous is undergoing further polish as the Company sources international stars.  As this is anticipated to be a big budget action film, the Company will continue development with anticipation of entering production in May of 2007.

SCRAP SOCIETY

Currently being developed by a team of writers in-house, Scrap Society is a teen punk musical comedy that is anticipated to be a low-budget debut for what the Company projects to be its low-budget division.  The film will be shot in and around Toronto during summer of 2006.

HARRY BLOOM

A project owned by Noble House, Harry Bloom is undergoing a re-write as the Company begins planning for a potential 2007 production.

DALI

A new project that has begun development in September 2005. Dali is a dramatic biopic focusing on the life and times of Salvador Dali.  The film is being developed for Toronto-based Dali International and is anticipated to be in production in calendar year 2006.

UNTITLED DEA SERIES

Discussion continues with the U.S-based Drug Enforcement Administration in regard to developing and producing a television series based upon the agency’s case files, and utilizing its brand name and images.

As part of its distribution strategy, Noble House also owns certain sub-distribution rights to film titles including Copper Mountain, One Eyed King, Woman Wanted and others.  The Company continues to explore exploiting these films in the domestic and international marketplace and anticipates adding more titles to this library in the coming calendar year.

Current outlook

The Company believes that the acquisition of entertainment assets and joining of Mr. Damian Lee and his production team lend strong credibility to the Company’s efforts at meeting its objectives and developing a successful and profitable business. The team led by Damian Lee and Lowell Conn has already taken several initiatives towards development and distribution of films as explained earlier.

The above factor combined with the recent listing and trading of its common shares on OTCBB of NASDAQ will enable the Company to raise equity capital through private placement.

The funds so raised will be used in producing commercial films from the acquired scripts and in building up strong distribution division to enable the Company to generate profitable business through co-production, distribution and development of bankable film library and intellectual properties.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com